Exhibit 21.1

MRV COMMUNICATIONS, INC.

Subsidiaries of MRV

Subsidiary Name(1)	Jurisdiction of Organization

Appointech, Inc.	Republic of China
AstroTerra Corporation	California
Charlotte’s Networks, Inc.	Delaware
Creative Electronic Systems SA	Switzerland
EDSLan SpA	Italy
iTouch, Inc.	Massachusetts
Jolt Ltd.	Israel
Luminent, Inc.	Delaware
MRV Communications GmbH	Germany
NBase Communications, Ltd.	Israel
NBase Fibronics Ltd.	Israel
Maadne	Cyprus
Optical Crossing, Inc.	Delaware
Optronics International Corp.	Republic of China
Pedrena Enterprises BV	Netherlands
Tecnonet SpA	Italy
TurnKey Communications AG	Switzerland

(1)	Twenty (20) foreign subsidiaries in the network communications business have been omitted. One (1) domestic and one (1) foreign subsidiary in the optical components business have been omitted.

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